FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 September 2016
Exhibit No. 2	Block listing Interim Review dated 06 October 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 September 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 September 2016
Ordinary shares of £1	11,792,312,888	4	47,169,251,552
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,793,212,888		47,172,851,552

of which none are held in Treasury.

On 23 September 2016 the following Series of Non-cumulative Preference Shares of $0.01 each, represented by American Depositary Shares, were redeemed in full.

10,163,932 Series R Non-cumulative Preference Shares
51,245,839 Series T Non-cumulative Preference Shares

None of the Series of Non-cumulative Preference Shares carried voting rights at the time of their redemption.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 6 October 2016

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		15,572,237
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,647
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,570,590
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		1,425,700
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,425,700
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		6,817,920
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,817,920
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		6,334,140
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,334,140
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		5,342,057
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,342,057
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		991,141
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		991,141
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		9,993,361
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		350,292
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,643,069
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		14,615,500
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,171,458
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,444,042
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	01 April 2016	To:	30 September 2016
Balance of unallotted securities under scheme(s) from previous return:		23,760,339
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		18,067,915
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,692,424
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Date: 31 October 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill
Name: Jan Cargill
Title: Deputy Secretary